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     Contact:  Michael P. Hawks          (NYSE -- BMC)
               (612) 851-6030            FOR IMMEDIATE RELEASE

              BMC ANNOUNCES APPROVAL OF NEW POLYCARBONATE FACILITY


August 14, 1996 -- Minneapolis, Minnesota -- BMC Industries, Inc. today announced approval by its Board of Directors of plans to construct a new 150,000 square foot facility in Ramsey, Minnesota (a Minneapolis suburb) by its Vision-Ease Lens subsidiary. BMC anticipates that the new facility will require a total investment of approximately $10 million, which will be financed through the use of internally generated cash and bank debt.

This new, state-of-the-art facility will provide Vision-Ease with improved space for the manufacture of polycarbonate eyewear lenses, centralized distribution and increased research and development activities. Construction on the new facility will begin later this year and will be completed during the third quarter of 1997.

Paul B. Burke, BMC's Chairman and Chief Executive Officer, stated "We are excited about the opportunities offered to Vision-Ease by a new manufacturing, distribution and research and development facility. This facility will provide Vision-Ease with the additional space and layout requirements needed to implement its advanced polycarbonate manufacturing process. We believe that this advanced manufacturing process will increase yields and improve efficiencies. With these improvements, Vision-Ease will enhance its position as a low-cost producer of high quality polycarbonate eyewear lenses, further distancing themselves from their competition. We are making this investment because we believe polycarbonate lenses will continue to be a high growth segment of the ophthalmic lens market.

"In addition, the achievement of many of our goals for Vision-Ease will require significant increases in research and development activities. The world class space provided in this new facility will give Vision-Ease the physical resources necessary to pursue further improvements and discoveries in manufacturing processes, new products and new materials, including anti-reflective coated lenses. We look at this as a significant investment in Vision-Ease's long-term success."


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BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color television tubes and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol "BMC".


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